# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Smart Share Global Limited, CIK 0001834253
CUSIP: 83193E102
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335
Date of event which requires filing of this statement: 10/31/2025
Amends the filing with accession number 0001104659-25-002528
Filed by CIK 0001905691
Persons authorized to receive notices and communications: Mars Guangyuan Cai, 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335, 86-21-6050-3535; Peifeng Xu, 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335, 86-21-6050-3535; Victor Yaoyu Zhang, 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335, 86-21-6050-3535; Maria Yi Xin, 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335, 86-21-6050-3535

## Reporting persons
- Mars Guangyuan Cai (CIK 0001905691): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 44,400,073; shared voting power 0; sole dispositive power 44,400,073; shared dispositive power 0; aggregate amount beneficially owned 44,400,073 (8.7% of the class)
  Comment: Rows 7, 9, and 11 consist of: (i) 39,270,000 Class B ordinary shares and 4,280,073 Class A ordinary shares held by Smart Share Holdings Limited, a British Virgin Islands company wholly owned by the reporting person; and (ii) 850,000 Class A ordinary shares in the form of ADSs (as defined below) issuable to Smart Share Holdings Limited upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 508,109,377 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,259,377 ordinary shares of the Issuer (as defined below) outstanding as of October 31, 2025 based on information provided by the Issuer; and (ii) 850,000 Class A ordinary shares in the form of ADSs issuable to Smart Share Holdings Limited upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 33.9% of the aggregate voting power of the Issuer. See Item 5.
- Smart Share Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 44,400,073; shared voting power 0; sole dispositive power 44,400,073; shared dispositive power 0; aggregate amount beneficially owned 44,400,073 (8.7% of the class)
  Comment: Rows 7, 9 and 11 consist of: (i) 39,270,000 Class B ordinary shares and 4,280,073 Class A ordinary shares; and (ii) 850,000 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 508,109,377 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,259,377 ordinary shares of the Issuer outstanding as of October 31, 2025 based on information provided by the Issuer; and (ii) 850,000 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 33.9% of the aggregate voting power of the Issuer. See Item 5.
- Peifeng Xu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 31,247,000; shared voting power 0; sole dispositive power 31,247,000; shared dispositive power 0; aggregate amount beneficially owned 31,247,000 (6.2% of the class)
  Comment: Rows 7, 9 and 11 consist of: (i) 27,397,000 Class B ordinary shares and 3,000,000 Class A ordinary shares held by Super June Limited, a British Virgin Islands company wholly owned by the reporting person; and (ii) 850,000 Class A ordinary shares in the form of ADSs issuable to Super June Limited upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 508,109,377 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,259,377 ordinary shares of the Issuer outstanding as of October 31, 2025 based on information provided by the Issuer; and (ii) 850,000 Class A ordinary shares in the form of ADSs issuable to Super June Limited upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 23.7% of the aggregate voting power of the Issuer. See Item 5.
- Super June Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 31,247,000; shared voting power 0; sole dispositive power 31,247,000; shared dispositive power 0; aggregate amount beneficially owned 31,247,000 (6.2% of the class)
  Comment: Rows 7, 9 and 11 consist of: (i) 27,397,000 Class B ordinary shares and 3,000,000 Class A ordinary shares; and (ii) 850,000 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 508,109,377 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,259,377 ordinary shares of the Issuer outstanding as of October 31, 2025 based on information provided by the Issuer; and (ii) 850,000 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 23.7% of the aggregate voting power of the Issuer. See Item 5.
- Victor Yaoyu Zhang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 8,486,970; shared voting power 0; sole dispositive power 8,486,970; shared dispositive power 0; aggregate amount beneficially owned 8,486,970 (1.7% of the class)
  Comment: Rows 7, 9 and 11 consist of: (i) 7,306,970 Class B ordinary shares and 800,000 Class A ordinary shares held by Victor Family Limited, a British Virgin Islands company wholly owned by the reporting person; and (ii) 380,000 Class A ordinary shares in the form of ADSs issuable to Victor Family Limited upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 507,639,377 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,259,377 ordinary shares of the Issuer outstanding as of October 31, 2025 based on information provided by the Issuer; and (ii) 380,000 Class A ordinary shares in the form of ADSs issuable to Victor Family Limited upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 6.3% of the aggregate voting power of the Issuer. See Item 5.
- Victor Family Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 8,486,970; shared voting power 0; sole dispositive power 8,486,970; shared dispositive power 0; aggregate amount beneficially owned 8,486,970 (1.7% of the class)
  Comment: Rows 7, 9 and 11 consist of: (i) 7,306,970 Class B ordinary shares and 800,000 Class A ordinary shares; and (ii) 380,000 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 507,639,377 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,259,377 ordinary shares of the Issuer outstanding as of October 31, 2025 based on information provided by the Issuer; and (ii) 380,000 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 6.3% of the aggregate voting power of the Issuer. See Item 5.
- Maria Yi Xin: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 3,686,387; shared voting power 0; sole dispositive power 3,686,387; shared dispositive power 0; aggregate amount beneficially owned 3,686,387 (0.7% of the class)
  Comment: Rows 7, 9 and 11 consist of: (i) 3,386,387 Class A ordinary shares held by Jade Dew Capital Limited, a British Virgin Islands company wholly owned by the reporting person; and (ii) 300,000 Class A ordinary shares in the form of ADSs issuable to Jade Dew Capital Limited upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 507,559,377 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,259,377 ordinary shares of the Issuer outstanding as of October 31, 2025 based on information provided by the Issuer; and (ii) 300,000 Class A ordinary shares in the form of ADSs issuable to Jade Dew Capital Limited upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 0.3% of the aggregate voting power of the Issuer. See Item 5.
- Jade Dew Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 3,686,387; shared voting power 0; sole dispositive power 3,686,387; shared dispositive power 0; aggregate amount beneficially owned 3,686,387 (0.7% of the class)
  Comment: Rows 7, 9 and 11 consist of: (i) 3,386,387 Class A ordinary shares; and (ii) 300,000 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 507,559,377 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,259,377 ordinary shares of the Issuer outstanding as of October 31, 2025 based on information provided by the Issuer; and (ii) 300,000 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 0.3% of the aggregate voting power of the Issuer. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Name of issuer: Smart Share Global Limited
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335
Comment:
This Amendment No. 2 (this "Amendment") amends and supplements the statement on Schedule 13D filed jointly by Mars Guangyuan Cai ("Mr. Cai"), Smart Share Holdings Limited (together with Mr. Cai, the "CEO Reporting Persons"), Peifeng Xu ("Mr. Xu"), Super June Limited (together with Mr. Xu, the "President Reporting Persons"), Victor Yaoyu Zhang ("Mr. Zhang"), Victor Family Limited (together with Mr. Zhang, the "CMO Reporting Persons"), Maria Yi Xin ("Ms. Xin") and Jade Dew Capital Limited (together with Ms. Xin, the "CFO Reporting Persons") (each of the CEO Reporting Persons, the President Reporting Persons, the CMO Reporting Persons and the CFO Reporting Persons, a "Reporting Person" and collectively, the "Reporting Persons" and Mr. Cai, Mr. Xu, Mr. Zhang and Ms. Xin, collectively, the "Management Members") with the Securities and Exchange Commission (the "SEC") on January 10, 2025 (the "Original Schedule"), as amended by Amendment No. 1 (the Original Schedule as so amended, the "Schedule 13D"), with respect to the Class A ordinary shares, par value US$0.0001 per share (the "Class A Ordinary Shares"), including Class A Ordinary Shares in the form of American depositary shares ("ADSs"), evidenced by American depositary receipts, each representing two Class A Ordinary Shares, of Smart Share Global Limited, an exempted company incorporated under the laws of the Cayman Islands (the "Issuer"), whose principal executive offices are located at 6th Floor, 799 Tianshan W Road, Changning District, Shanghai 200335, People's Republic of China.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented by adding the following:

The description of the New Debt Commitment Letter (as defined below) set forth in Item 4 of this Amendment is incorporated by reference in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On October 31, 2025, MidCo and China Merchants Bank Haikou Branch (the "New Lender") entered into a debt commitment letter (the "New Debt Commitment Letter").

Under the terms and subject to the conditions of the New Debt Commitment Letter, the New Lender has committed to underwrite, provide and fund a term loan facility up to RMB1,575,000,000 (or its USD equivalent) to fund the Transactions.

In connection with the execution of the New Debt Commitment Letter, on October 31, 2025, MidCo delivered a notice to Bank of China Limited, Shanghai Branch (the "Prior Lender") terminating the debt commitment letter, dated as of August 1, 2025 (the "Prior Debt Commitment Letter"), by and between MidCo and the Prior Lender pursuant to the terms thereof.

As a result of the execution of the New Debt Commitment Letter and the termination of the Prior Debt Commitment Letter, the Transactions will be funded through a combination of (a) cash contributions contemplated by the Equity Commitment Letters, (b) proceeds from a committed term loan facility contemplated by the New Debt Commitment Letter, and (c) rollover equity contributions by the Rollover Shareholders, which will be cancelled and cease to exist without payment of any consideration or distribution therefor.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the New Debt Commitment Letter, a copy of which is attached hereto as Exhibit 99.16, and which is incorporated herein by reference in its entirety.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses of each of the Reporting Persons with respect to Rows 7 through 13 of the cover pages of this Amendment (including but not limited to footnotes to such information) are incorporated herein by reference.

The information set forth in Items 2 and 4 is incorporated herein by reference.

As of the date hereof, in the aggregate, the Reporting Persons may be deemed to beneficially own 87,820,430 Ordinary Shares, which consists of (i) 73,973,970 Class B Ordinary Shares, (ii) 11,466,460 Class A Ordinary Shares (including Class A Ordinary Shares in the form of ADSs), and (iii) 2,380,000 Class A Ordinary Shares in the form of ADSs issuable to the Reporting Persons upon the exercise of vested options within 60 days after the date hereof, which, in the aggregate, represents approximately 17.2% of the total number of Class A Ordinary Shares (assuming the conversion of the Class B Ordinary Shares beneficially owned by the Reporting Persons into Class A Ordinary Shares) and approximately 64.1% of the aggregate voting power of the Issuer. All percentages in this Item 5 are calculated based on 509,639,377 Ordinary Shares deemed to be outstanding with respect to the Reporting Persons, which consists of (i) 507,259,377 Ordinary Shares outstanding as of October 31, 2025 based on information provided by the Issuer, and (ii) 2,380,000 Class A Ordinary Shares in the form of ADSs issuable to the Reporting Persons upon the exercise of vested options within 60 days after the date hereof.

The Reporting Persons may be deemed to be members of a "group" pursuant to Section 13(d) of the Act as a result of their actions in respect of the Merger. However, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Class A Ordinary Shares (including Class A Ordinary Shares in the form of ADSs) and Class B Ordinary Shares that are beneficially owned (or deemed to be beneficially owned) by the other Reporting Persons or any other reporting person. Neither the filing of the Schedule 13D, this Amendment nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A Ordinary Shares (including Class A Ordinary Shares in the form of ADSs) or any Class B Ordinary Shares that are beneficially owned (or deemed to be beneficially owned) by the other Reporting Persons or any other reporting person. The Reporting Persons are only responsible for the information contained in the Schedule 13D and this Amendment and assume no responsibility for information contained in any other Schedule 13D filed by any other reporting person.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a)
Transactions in the class effected during the past sixty days: Except as disclosed in this Amendment or previously reported in the Schedule 13D, to the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Ordinary Shares (including Class A Ordinary Shares in the form of ADSs) during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 99.16 New Debt Commitment Letter, dated October 31, 2025.

## Signatures
- Mars Guangyuan Cai: /s/ Mars Guangyuan Cai, Mars Guangyuan Cai (11/04/2025)
- Smart Share Holdings Limited: /s/ Mars Guangyuan Cai, Mars Guangyuan Cai/Director (11/04/2025)
- Peifeng Xu: /s/ Peifeng Xu, Peifeng Xu (11/04/2025)
- Super June Limited: /s/ Peifeng Xu, Peifeng Xu/Director (11/04/2025)
- Victor Yaoyu Zhang: /s/ Victor Yaoyu Zhang, Victor Yaoyu Zhang (11/04/2025)
- Victor Family Limited: /s/ Victor Yaoyu Zhang, Victor Yaoyu Zhang/Director (11/04/2025)
- Maria Yi Xin: /s/ Maria Yi Xin, Maria Yi Xin (11/04/2025)
- Jade Dew Capital Limited: /s/ Maria Yi Xin, Maria Yi Xin/Director (11/04/2025)